Exhibit 99.1

BTQ Technologies Announces Strategic Collaboration with TIDAL PWR to Advance Trusted Quantum Data Center Architecture

BTQ and TIDAL PWR to develop a repeatable architecture for quantum-enabled data centers, trusted supply chains, procurement standards, and secure deployment models for large-scale AI and advanced computing infrastructure

VANCOUVER, BC, July 20, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, is pleased to announce a strategic collaboration with TIDAL PWR, a Texas-based developer of power generation and data center infrastructure for AI and advanced computing.

TIDAL PWR is focused on one of the most important constraints in AI infrastructure: reliable power and scalable data center buildout. As AI, high-performance computing, and quantum systems begin to converge around the same facilities, BTQ believes data center operators will need a clearer framework for deciding what to deploy, how to secure it, which vendors and devices to trust, and how to prepare facilities for quantum systems without treating quantum as an open-ended research project.

The collaboration is intended to develop a trusted quantum data center reference architecture that can be applied across future large-scale facilities. The initial scope is expected to include quantum data center design principles, trusted supply chain requirements, vendor and device procurement standards, post-quantum cryptographic security considerations, and a repeatable deployment model for facilities seeking to integrate quantum systems into AI, high-performance computing, and enterprise data center environments.

For BTQ, Building Trusted Quantum Technologies means helping operators move from interest in quantum to practical deployment. In the context of data centers, that means answering the operational questions that sit between research and real infrastructure: what systems should be deployed, how they should be secured, which vendors and devices can be trusted, how procurement standards should be written, and how quantum infrastructure can be built into facilities with defined technical and commercial outcomes.

"Building trusted quantum infrastructure is not just about the technology itself. It is about giving operators a clear path to deploy it," said Olivier Roussy Newton, CEO of BTQ Technologies. "TIDAL PWR is focused on one of the most important constraints in AI infrastructure: reliable power and data center buildout. By combining that focus with BTQ's work across post-quantum security, quantum systems architecture, and trusted deployment models, we believe there is an opportunity to help define what a quantum data center should look like before the market standard is set."

The collaboration is expected to focus on several workstreams, including:

•	A trusted quantum data center reference architecture for AI, HPC, and future quantum workloads
•	A technical roadmap for integrating quantum systems into large-scale data center facilities
•	Procurement standards for devices, chips, and infrastructure components that may require post-quantum security or crypto-agile design
•	Supply chain and vendor assessment criteria for trusted quantum infrastructure
•	Security frameworks for protecting AI workloads, model weights, training systems, inference traffic, enterprise data, and privileged access
•	A repeatable deployment model for hyperscale, enterprise, and managed service provider customers

"TIDAL PWR is building power and data center infrastructure for the next wave of AI demand, and we see quantum as a natural extension of where advanced computing is going," said Chad Swensen, President and CEO of TIDAL PWR. "BTQ brings a practical framework for trusted quantum deployment, from security and procurement to architecture and vendor alignment. We believe this collaboration can help position TIDAL PWR among the first infrastructure developers planning for the quantum requirements of future data centers."

BTQ's role is expected to center on solutions architecture, post-quantum security guidance, trusted procurement frameworks, and vendor mapping across the quantum infrastructure stack. The objective is to create a practical blueprint that data center operators can use to evaluate, procure, secure, and deploy quantum-related infrastructure with defined technical and commercial outcomes.

"Quantum, AI, and data center infrastructure are moving toward the same physical footprint," added Roussy Newton. "The companies that build the data centers will need a trusted way to decide what to deploy, what to secure, what to buy, and how to make those systems useful. That is what Building Trusted Quantum Technologies means in practice."

The parties intend to begin with an initial planning and architecture track, with the potential to expand the relationship into deeper technical, commercial, and project-specific opportunities.

About TIDAL PWR
TIDAL PWR is developing power generation and data center infrastructure to support the growing demands of AI and advanced computing. Based in Texas, TIDAL PWR focuses on reliable, scalable power infrastructure for large-scale data center deployment.

For more information, visit www.tidalpwr.com.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to: the Company's strategic collaboration with TIDAL PWR including the anticipated scope, focus, workstreams, objectives, deliverables, results and potential expansion thereof; the future needs and requirements of data center operators, customers and capital markets in respect of AI, high-performance computing, advanced computing and quantum-enabled infrastructure; the potential integration of quantum systems into AI, high-performance computing, enterprise and other data center environments; the business plans of TIDAL PWR; Building Trusted Quantum Technologies; the future of AI, data centers, AI infrastructure, advanced computing, and quantum technologies; the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, the continued development and adoption of AI, high-performance computing, advanced computing and quantum technologies; the future demand for reliable power, scalable data center infrastructure, trusted procurement standards, post-quantum security solutions and quantum-enabled deployment models; the ability of BTQ and TIDAL PWR to identify and develop appropriate technical architectures, standards, frameworks and commercial opportunities; the availability of necessary technical, commercial, financial and other resources; and the continued interest of data center operators, customers, vendors and capital markets participants in quantum-enabled data center infrastructure, and the AI, data center, and quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: TIDAL PWR; the AI and data center industries; risks that the collaboration may not result in the development of any reference architecture, technical roadmap, procurement standard, security framework, deployment model, commercial opportunity or project-specific opportunity; that the parties may not expand the relationship beyond the initial planning and architecture track; that anticipated customer, data center operator, vendor or capital markets demand for quantum-enabled infrastructure may not develop as expected or at all; that AI, high-performance computing, advanced computing and quantum technologies may not converge in the manner or within the timelines currently anticipated; that technical, commercial, financing, regulatory, market or operational challenges may delay, limit or prevent the implementation of the contemplated workstreams; and that any anticipated technical, commercial, strategic or market benefits may not be realized; the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech, Bill Mitoulas; Investor Relations: T: +1.416.479.9547, E: bill@btq.tech, Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 20-JUL-26